Exhibit 15 (c)
Description of Industry Terms
Computed tomography
CT is a radiographic technique that involves the computerized reconstruction of a tomographic plane of the body (a slice) from a large number of collected x-ray absorption measurements taken during a scan around the body’s periphery. CT scanners produce thin cross-sectional images of the human body, revealing both bone and soft tissues, including organs, muscles and tumors. CT is clinically useful in a wide variety of imaging exams, including spine and head, gastrointestinal, and vascular.
Magnetic resonance
MRI is a diagnostic radiological modality that uses strong electromagnetic fields and radiofrequency (RF) radiation to translate hydrogen nuclei distribution in body tissue into computer-generated images of anatomic structures. The excellent contrast of magnetic resonance images allows clinicians to clearly see the details of tissue structure, including soft tissue, and to distinguish normal from diseased tissue in order to diagnose and track the progress and treatment of disease. An important advantage of MRI over radiographic imaging methods like computed tomography (CT) is that it does not use ionizing radiation.
Nuclear medicine
Nuclear medicine is the clinical discipline concerned with the diagnostic and therapeutic use of radioactive isotopes (radioisotopes). In diagnostic nuclear medicine procedures small amounts of radioactive materials are introduced into the body. Because they are attracted to specific organs, bones or tissues, the emissions they produce can provide crucial information about a particular type of cancer or disease. Certain imaging procedures, including PET scanning, employ radioisotopes to provide real-time visuals of biochemical processes. In a gamma camera system, a special camera can rotate around the body, picking up radiation emitted by an injected substance. A computer then produces a digitized image of a particular organ. Information gathered during a nuclear medicine technique is more comprehensive than other imaging procedures because it describes organ function, not just structure. The result is that many diseases and cancers can be diagnosed in an earlier stage.
Positron emission tomography
Positron emission tomography, also called PET or a PET scan, is a diagnostic nuclear medicine technique that examines the biological origins of disease so that illness may be diagnosed and treated at an earlier stage and more effectively. A PET scanner provides biologic images based on the detection of subatomic particles. These particles are emitted from a radioactive substance given to the patient. PET allows physicians to visualize the patient’s whole body with just one scan. Unlike X-ray, CT, or MRI which show only body structure, PET images show the chemical functioning of an organ or tissue. The scan is able to identify areas with increased activity, such as cancer cells, thus detecting tumors unseen by other imaging techniques.
PACS
Picture archiving and communication systems (PACS) are extremely versatile data storage and retrieval systems that facilitate the transfer and viewing of digital images and patient data throughout a healthcare facility. Typically, a PACS network consists of a central server which stores a database containing the images. This server is connected to one or more clients via a local or wide-area network which provide and/or utilize the images.
Streamium range
The first products within the Philips Connected Planet approach have been specially chosen so that you can get a real taste of the benefits of wireless connectivity: Together, they’ll make wireless connections for you in your home, whether a simple point-to-point link between your PC and another connectable device or a complete wireless network, linking all your audio/video and PC-based devices together.

Description of Industry Terms (continued)
Connected Planet vision
Connected Planet is about freeing people from the existing constraints of technology that until recently they have had to accept. Broadband, wireless and digital media technologies grow in availability and functionality, and Philips offers consumers intuitive, spontaneous access to content. With its vision, product line and partnerships, Philips can lead consumers and the market into the new connected age.
Pixel Plus
Pixel Plus, and now Pixel Plus 2 HD, is a video-processing technology that make on-screen images even more realistic, providing amazing sharpness, true natural detail, brilliant colors and incredible depth impression.
Ambilight
Ambilight technology analyzes – in real time – incoming television signals and projects lighting onto the wall behind the set, enveloping the viewing environment in color that matches the content on the TV. Ambilight 2 adapts independently to colors on both the left and right of the screen (stereo), creating an even more immersive experience.
Blu-ray
Blu-ray is the name of a next-generation optical disc format jointly developed by the Blu-ray Disc Association (BDA), a group of the world’s leading consumer electronics, personal computer and media manufacturers (including Apple, Dell, Hitachi, HP, JVC, LG, Mitsubishi, Panasonic, Pioneer, Philips, Samsung, Sharp, Sony, TDK and Thomson). The format was developed to enable recording, rewriting and playback of high-definition video, as well as storing large amounts of data. A single-layer Blu-ray Disc can hold 25 Gb, which can be used to record over two hours of High-Definition TV or more than 13 hours of standard-definition TV. The new format uses a blue-violet laser instead of a red, hence the name Blu-ray. The benefit of using a blue-violet laser (405 nm) is that it has a shorter wavelength than a red laser (650 nm), which makes it possible to focus the laser spot with even greater precision. This allows data to be packed more tightly and stored in less space.
Master Colour CDM lamps
A range of compact gas-discharge lamps in various versions (with or without reflector) producing a stable light color impression over their lifetime and a sparkling light effect. In discharge lamps, radiation/light is generated by the excitation produced by sending a stream of electrons (current) through the gas. They are used in offices and public buildings and in decorative outdoor applications, but especially in shops and shop windows. Their relatively low heat output enhances comfort for shoppers and staff, while their UV-block filtering reduces the risks of (clothing) fading.
CosmoPolis
CosmoPolis is a complete system featuring new lamp technology specially developed for outdoor lighting, driven by the latest generation of electronic gear and incorporated in a brand-new miniaturized optic.
Dynamic Lighting
Dynamic Lighting is an advanced solution designed to enhance the well-being, motivation and performance of those working indoors by giving them control over their lighting and creating a stimulating lighting ambience (changes in the level and tone of white light) that follows the rhythm of human activity.

Description of Industry Terms (continued)
LEDline
An LED (light-emitting diode) is, in effect, a light-producing chip. Just like computer chips, LEDs are semiconductors: by using thin layers of different materials the LED lets electricity through in only one direction, thus creating light. The color of the light depends on the materials used. There are red, yellow, green and blue LEDs. High-brightness LEDs (the area where Philips Lighting, through its joint venture with Agilent Technologies, has a leadership position) are already being used in signaling applications ranging from traffic signaling to signage lighting and car rear lighting, as well as for back-lighting of mobile displays.
Xenon HID
Xenon HID bulbs are based on gas-discharge technology and offer clear advantages over halogen bulbs. In Xenon HID bulbs light is generated between two electrodes instead of in a filament. Xenon HID bulbs gives more than two times the light and three to five times longer life than halogen bulbs, while consuming half the power.
NightGuide
A 3-in1 safety technology that projects three zones of light on the road, providing controlled light and maximum illumination.
UHP lamp
Within the Philips Lighting division, Special Lighting is defined as light sources used neither for general illumination purposes nor for automotive lighting. UHP, which stands for ‘Ultra High Performance’ because it offers an extremely powerful light output compared with other light sources, is a gas-discharge lamp which is central to the design of such products as data projection beamers and home cinema systems.
LCD backlighting
An LCD (liquid-crystal display) is basically a selective light filter. It does not in itself emit light, but rather selectively reflects ambient light, striking the display from the front or selectively filtering light passing through the display from the back. In most cases, particularly with color displays, the display brightness produced by ambient lighting is inadequate, and a light source must be placed behind the LCD, backlighting it.
Design-in (OEM)
OEM stands for Original Equipment Manufacturer, it means that Philips (in some cases) takes care of (co)-design and production of modules and/or finished products (such as DVD players, DVD recorders) for third parties.
Nexperia Multimedia Solutions
Nexperia TM is the Philips brand for families of programmable ICs for multimedia applications that offer consumers the ‘next experience’ in streaming media. Through programmability and planned development roadmaps, Nexperia product families provide the flexibility needed for easy application differentiation and future-proof system solutions. Highly integrated, Nexperia products enable rapid application development and short time-to-market, allowing manufacturers to stay up-to-date with end-user demands in the highly competitive consumer and communications markets.
Programmable ICs
Silicon chips whose functionality is controlled by software (coded instructions), giving them the flexibility to be adapted to a range of applications.
RFID (Radio Frequency Identification)
The technology that enables products to be tracked electonically in a supply chain or retail environment for example:

Description of Industry Terms (continued)
Near-Field Communication (NFC)
Near Field Communication (NFC) links electronic devices to exchange all kinds of data, in complete security, simply by bringing two devices close together. Its short-range interaction greatly simplifies the whole issue of identification, as there is a lot less confusion when devices can only ‘hear’ their immediate neighbors.
FlexRay
In recent years there has been a significant increase in the amount of electronics that have been introduced into the car, and this trend is expected to continue as car companies introduce further advances in safety, reliability and comfort. The introduction of advanced control systems combining multiple sensors, actuators and electronic control units are beginning to place demands on the communication technology that are not currently addressed by existing communication protocols. FlexRay is a communication system that will support the needs of future in-car control applications. At the core of the FlexRay system is the FlexRay communications protocol.
The core member companies of the FlexRay Consortium (BMW, Bosch, DaimlerChrysler, Freescale, GM, Philips and Volkswagen) have been working together in developing the requirements for an advanced communication system for future automotive applications. These seven companies have brought together their respective areas of expertise to define a communication system that is targeted to support the needs of future in-car control applications.
RF access systems/RF discretes
Radio frequency (RF) is a term that refers to alternating current (AC) having characteristics such that, if the current is input to an antenna, an electromagnetic field is generated suitable for wireless broadcasting and/or communications.
RF access systems are systems for controlling access to a space, which operate on the basis of radio frequency.
Among semiconductors, there are discrete devices like diodes and transistors which have a single function, and there are ICs which combine these discrete devices to achieve complex tasks like memory, arithmetic, amplification and conversion. RF discretes are discrete semiconductors which operate on the basis of radio frequency.
Wireless connectivity (802.11) products
IEEE 802.11 is a wireless standard for ‘over-the-air’ interfacing between a wireless client and a base station or access point, and among wireless clients. The specification can be usefully compared with the IEEE 802.3 standard for wired LANs (Ethernet). It is designed to allow compatibility among Wireless LAN equipments from different manufacturers. Today, 802.11 wireless technology is experiencing tremendous growth in computing and networking products for home and office. This technology will be used in virtually every consumer and business product that needs high-speed wireless connectivity to digital content. Wireless products will include desktops, laptops, peripherals, handhelds, webpads, personal video recording devices and digital entertainment servers. The 802.11a/b and g wireless LAN standards are expected to dominate the wireless connectivity market in the next two years.
The Wi-Fi Alliance was formed in August 1999 by 3COM, Aironet (now Cisco) Lucent Technologies (now Agere), Intersil, Nokia and Symbol Technologies for the purpose of certifying interoperability of IEEE 802.11 product and to promote them as the global, wireless LAN standard across all market segments. At that point in time products from different vendors did not work together even though they were based on the same IEEE 802.11 standard. Shortly thereafter, the Wi-Fi Alliance coined the term “Wi-Fi” to indicate that products had passed the organization’s interoperability certification program.

Description of Industry Terms (continued)
Voice-over-Internet Protocol
Voice-over-Internet Protocol (VoIP) is the routing of voice conversations over the Internet or any other IP-based network. The voice data flows over a general-purpose packet-switched network, instead of traditional dedicated, circuit-switched voice transmission lines. Voice-over-IP traffic might be deployed on any IP network, including ones lacking a connection to the rest of the Internet, for instance on a private building-wide LAN.
Source WSTS
World Semiconductor Trade Statistics (WSTS) Inc. is a non-profit corporation that provides services for the world semiconductor industry, including management of the collection and publication of trade net shipments and industry forecasts. The WSTS Committee is composed of member company representatives who submit accurate monthly data from their order-entry systems, attend regional meetings and participate in world semiconductor industry forecasts. This accurate, timely monthly data is unique. WSTS forecasts are the only ones done by the industry itself. It is an esteemed source of information throughout the industry; when looking for truly unbiased statistics, WSTS is the ideal reference point.